太湖县生物质发电厂项目
投资建设协议书
TAIHU BIOMASS ENERGY POWER PLANT/PROJECT INVESTMENT CONSTRUCTION AGREEMENT

甲方：中国安徽省太湖县人民政府 PARTY A: CHINA ANHUI TAIHU GOVERNMENT

乙方：美国中华电力有限公司
PARTY B: (CHINA POWER INC) (USA)

二OO七年十月二十八日

OCT 28 2007

1

甲方：中国安徽省太湖县人民政府

PARTY A: CHINA ANHUI TAIHU GOVERNMENT（以下简称甲方 PARTY A）

乙方：美国中华电力有限公司

(CHINA POWER INC. USA,PARTY B)

（以下简称乙方 PARTY B）

按照可持续发展战略及循环经济建设的要求，为加快可再生资源的利用，鉴于甲方具有丰富的包括秸秆在内的生物质资源，鉴于乙方有能力投资建设农作物生物质发电厂，双方经过友好协商和实地考察论证，就投资建设生物质发电厂达成如下合作协议：

According to further development & demands strategically and economically, further speedy development on RENEWABLE RESOURCES'S USE, AS PARTY A has very much RICH BIOMASS RESOURCES, INCLUDE STRAW, and AS PARTY B has the ability to invest & construct & develop the STRAW – BIOMASS ENERGY POWER PLANT, both parties agree on the terms for further construct and development for the BIOMASS ENERGY PROJECTS/POWER PLANT as following terms:

一、 项目规模

1. BIOMASS PROJECTS SCALES:

根据甲方辖区内根据秸秆和荒山及滩涂资源规划，乙方投资建设一座日处理能力为 1000 吨生物质、发电容量约为 2×2.5 万千瓦的生物质发电厂，投资总额约为 58000 万人民币，项目名称定为"安庆美中绿色能源有限公司太湖生物质发电厂"。

BASED ON PARTY A'S AUTHORIZED AREAS and BASED ON THE STRAW & MOUNTAINS RESOURCES PLANNING, PARTY B WILL INVEST & CONSTRUCT THE BIOMASS ENERGY POWER GENERATION PLANT WITH POWER CAPACITY FOR 2X25 MW = 50 MW, BIOMASS 1000 ton/day; total investment for 580 millions RMB, BIOMASS PROJECT NAMED AS " ANQIN AMERICA-CHINA GREEN ENERGY CO.LTD./TAIHU BIOMASS ENERGY POWER PLANT".

二、 建设地点

2. CONSTRUCTION LOCATIONS

经过实地考察，该发电厂厂址选在太湖县晋熙镇，占地面积 200 亩。WITH INVESTIGATINS, THE " ANQIN AMERICA-CHINA GREEN ENERGY CO.LTD./TAIHU BIOMASS ENERGY POWER PLANT" WILL BE LOCATED IN TAIHU COUNTY –

JIN-XI ZHENG, WITH LANDS POSITION FOR 200 MU (1MU = 667 SQ.METER)

三、 建设时间

3. CONSTRUCTION TIME:

本项目自核准之日起正式实行，建设期两年，预计于 2010 年 6 月 30 日前建设完成。 THE BIOMASS PROEJCT WILL BE FORMALLY EXECTUED AS THE TAIHU GOVERNMENT APPROVAL AS THIS AGREEMENT. CONSTRUCTION PERIODS FOR 2 YEARS, AND EXPECTED TO BE COMPLETED BEFORE/AROUND JUNE30 2010.

四、 双方责任

4. BOTH PARTIES RESPONSIBILITIES

甲方责任：PARTY A'S RESPONSIBILITIES

1、负责与国家、省、安庆市各主管部门协调，根据甲、乙双方确定的建设规模、用水量、用地面积、环保指标、电价、上网电量、国家有关规定及项目建设方案，甲方免费完成项目的核准手续及征地组卷，并办理其它相关部门的必要批文或手续。

1). PARTY A WILL BE RESPONSIBLE FOR COORDINATIONS WITH STATE, PROVINCIAL AND CITY GOVERNMENT, ACCORDING TO THE BIOMASS PROJECTS

CONSTRUCTION & DEVELOPMENT SCALES, WATER SUPPLY/USE QUANTITIES, ENVIRONMENT PROTECTION REQUIREMENTS, ELECTRICITY PRICE, QUANTITIES OF THE ELECTRICITIES POWER TO STATE GRID, AND STATE GOVERNMENT'S PLANNING AND POLICIES, PARTY A WILL PROVIDE PARTY B WITH " FREE OF CHARGE" SERVICES TO HAVE ALL THE GOVERNMENT'S APPROVAL AND PROPER GOVERNMENT PROCESSING/PROCEDURES FOR FURTHER CONSTRUCTION AND DEVELOPMENT FOR THIS BIOMASS ENERGY PROJECT (50 MW).

2、负责协调各有关部门，免费帮助乙方办理项目主体公司登记注册，并完成核准后项目的前期有关工作。

2. RESPONSIBLE FOR COORDINATE WITH RELATED GOVERNMENT DEPARTMENTS, AND FREELY PROVIDE TO PARTY B WITH THE SERVICES FOR THE BIOMASS PROJECTS COMPANY'S LEGAL REGISTRATION AND AFTER APPROVAL'S STAGE WORKS/PROCESSING.

3、凡国家、省、安庆市政府规定的优惠政策，甲方按照最优惠规定给予乙方。减免乙方建设期间县本级的行政性收费。市级以上相关收费部门协助降至最优惠。

3．ACCORDING TO STATE, PROVINCIAL, CITY GOVERNMENT'S BENEFICAL POLICIES, PARTY A WILL PROVIDE TO PARTY B WITH THE BEST TERMS FOR STATE, PROVINCIAL, CITY GOVERNMENT'S BENEFICAL POLICIES. ALSO PROVIE TO PARTY B DURING THE CONSTRUCTION PERIOD FOR THE FREE GOVERNMENT –COUNTY FEES, AND CITY LEVEL WITH THE BEST BENEFICAL POLICIES.

4、负责取得国家有关政策规定的合理上网电量和电价。

4．RESPONSIBLE FOR STATE GOVERNMENT'S POLICIES PROTECTED ： FAIR "ELECTRICITY PRICE （ 0.60 RMB /KW/H）" WITH STATE GRID.

5．200 亩生物质发电厂的建设用地，按国家规定工业用地享受园区用地政策，在项目立项并完成项目征地组卷手续后，按每亩 5.6 万元人民币预交。项目投产后，根据县委政府出台的实施意见，按"一事一议"的原则，将每亩 5.6 万元人民币资金全额返还，实现"零地价政策"，乙方拥有 40 年土地使用权。

5．PROVIDE WITH PARTY B FOR 200 MU （ 1MU ＝ 667 SQ.METER） LANDS FOR THE BIOMASS ENERGY PROJECTS/FACILITIES, ACCORDING TO THE STATE GOVERNMENT POLICIES FOR THE INDUSTRIAL LAND POLICIES,

UPON THE COMPLETION FOR THE GOVERNMENT APPROVAL FOR FORMAL CONSTRUCTIONS, TO PRE-PAY FOR THE LAND COST AS:

56,000 RMB PER MU LAND TO THE GOVERNMENT TAIHU COUNTY; AFTER THE FULL CONSTRUCTION COMPLETION FOR THE BIOMASS PROJECTS/PLANT, TAIHU COUNTY GOVERNMENT GURRANTTE TO RETURN TO THE PARTY B FOR ALL

THE LANDS COST: AS THE POLICY: FREE LANDS SUPPLY/USE TO PARTY B. THE 200 MU LAND TO PARTY B FOR THE BIOMASS ENERGY PROJECTS/PLANT HAS 40 YEARS RIGHTS/LEGAL CERTIFICATE.

6、甲方从乙方享受国家规定的"两免三减半"后，开始每年由县财政按乙方纳税总额的县内分享部分的 50％（即乙方纳税总额的 12.5％）作为企业发展基金支付乙方。

6. PARTY A WILL PROVIDE TO PARTY B NOT ONLY WITH : UPON COMPLETION OF CONSTRUCTION: 1-2 YEARS: FREE OF TAX, 3-5 YEARS: 50% TAX; AFTER THAT : PARTY A PROVIDE WITH MORE TO PARTY B: TAX RATE: 50% X 50% = 12.5% AS THE ENTERPRISE DEVELOPMENT FUNDS TO PARTY B.

7、负责按照项目的建设进度需要完成项目厂址的四通一平建设。并对生产运行后协调正常使用。

7. RESPONSIBLE FOR BIOMASS PROJECTS CONSTRUCTION AND FORMAL SMOOTHLY OPERATIONS.

8、甲方协助安排在县域内畈区、浅山区50公里内，乙方以承包、租赁的方式获得10－15万亩速生植物燃料种植基地，使用期限为40年，甲方协助将种植基地纳入国家支持项目，取得国家相应的政策支持。（种植基地范围见附件一）。

8. PARTY A SUPPORT /ASSIST PARTY B WITH ARRANGMENT IN ITS AUTHORIZED AREAS WITH THE ARRANGMENT TO PARTY B FOR THE ADDITIONAL 10-15 MU LANDS AS THE BIOMASS/STRAW PLANTS BASE: THIS 10-15 MU LAND AS STRAW SUPPLY/BASE FOR 40 YEARS RIGHTS/LEGAL RIGHTS. PARTY A ASSIST PARTY B TO BE COVERED BY STATE GOVERNMENT SUPPORTING/BENEFICAL PROJECTS AND TO HAVE THE STATE GOVERNMENT POLICIES SUPPORTS/BENEFITS.

9、发电厂建成投产后，根据《中华人民共和国固体废物环境防治法》，依法禁止县境内任何随意露天焚烧处理农作物秸秆的行为，承诺太湖县境内的农作物秸秆资源优先配置给该项目，并帮助乙方在太湖县境内建立燃料（农作物秸秆）采购、整合以及运输网络。

9. UPON THE BIOMASS ENERGY POWER PLANT

COMPLETION AND GENERATE THE ELECTRICITY POWER, ACCORDING TO GOVERNMENT'S ENVIRONMENT PROTECTION POLICIES TO PROHIBIT BURNING THE BIOMASS/STRAW, AND GURRANTEE THE STRAW/RESOURCES TO PARTY B'S BIOMASS PROJECTS, AND ALSO ASSIST PARTY B'S FURTHER STRAW/RESOURCES' SUPPLY /TRANSPORTATION SYSTEM.

10、甲方负责协调落实乙方生产生活用水水源，同意从县二水厂水库坝原水接口直接接入，管道建设投资由乙方负责落实，企业投产后，管道建设资金由甲方以税收返还的方式奖励给乙方。工厂运行后甲方保证向工厂供水。

10. PARTY A REPONSIBLE FOR COORDINATE /SUPPLY FOR THE WATER/REOURCES/PIPELINE. PARTY B WILL RESPONSIBLE FOR THE WATER SUPPLY PIPELINE CONSTRUCTION, UPON THE COMPLETION FOR THE BIOMASS ENERGY POWER PLANT. PARTY A WILL RETURN TO THE PARTY B FOR THE COST FOR THE CONSTRUCTION OF WATER SUPPLY PIPELINE. AND ALSO PARTY A GURRANTE THE WATER SUPPLY TO PARTY B'S BIOMASS ENERGY POWER PLANT.

11、保证乙方在太湖县独家投资建设运营生物质发电厂的权

利，不再批准建设同类原料的项目。

11. PARTY A PROVIDE PARTY B WITH THE LEGAL EXCLUSIVE RIGHTS FOR THE CONSTRUCTION /INVESTMENT /OPERATION ON THIS BIOMASS ENERGY POWER PLANT/PROJECT. PARTY A GURRANTEE NO MORE OTHER SIMILAR BIOMASS PROJECT IN THE TAIHU COUNTY TO ENSURE THE PARTY B'S EXCLUSIVE RIGHTS.

12、在乙方的建设和运行过程中，甲方有责任出面协调有关周边及外围环境。

12. IN PARTY B'S FURTHER PROCESSING AND CONSTRUCTION PERIOD, PARTY A IS RESPONSIBLE FOR COORDINATIONS AND ALL THE ENVIRONMENTAL ISSUES.

乙方责任：

PARTY B'S RESPONSIBILITIES

1、在本协议签订生效后，立即安排项目的筹建准备工作。

1. UPON THIS AGREEMENT FORMALLY SIGNED/EFFECTIVELY, IMMEDIATELY ARRANGE FOR THE PREPARATION FOR THE BIOMASS PROJECTS PREPARATION AND WORKS.

2、积极配合甲方，完成项目有关文件的编制及项目核准申请

报告、环评、选址等工作。

2. ACTIVELY COORIDATE WITH PARTY A TO COMPLETE FURTHER BIOMASS PROJECTS FURTHER CONSTRUCTION APPROVAL/GOVERNMENT APPROVAL, ETC.

3、在项目立项核准后，开始进行征地组卷时，开始支付相应的土地费用。

3. UPON THE BIOMASS PROJECTS CONSTRUCTIONS APPROVAL BY THE GOVERNMENT, START TO FURTHER SECURE FOR THE LANDS POSITIONS AND PAY FOR THE COST OF THE LANDS AS SUPPLIED/PLANNED.

4、项目的建设费用由乙方负责筹集。项目公司的组建将按照有关要求完成注册等手续。

4. PARTY B WILL BE RESPONSIBLE FOR THE COST FOR THE BIOMASS ENERGY PROJECT/PLANT CONSTRUCTION COST AND RAISE THE CAPITALS FOR THE INVESTMENT AND CONSTRUCTIONS. FORM/REGISTER LEGALLY FORMALLY FOR THE BIOMASS ENERGY PROJECT/PLANT COMPANY LOCALLY LEGALLY AS CHINA LAWS.

5、乙方保证使用先进的热分解技术建设生物质发电厂，并保

证按国家环保要求，做到污水、尾气、排渣达到国家环保排放标准。

5. PARTY B GURRANTEE TO USE THE MOST ADVANCED TECHNOLOGY TO CONSTRUCT/DEVELOP THIS BIOMASS ENERGY POWER PLANT/PROJECT, AND ALSO GURRANTEE FOR THE ENVIRONMENTAL PROTECTIONS AS THE CHINESE GOVERNMENT ENVIRONMENT PROTECTIONS REQUIREMENTS.

6、保证为该项目提供的生物质发电工艺和设备在设计和制造技术、工艺流程、测试和检验等技术上符合本合同要求的产品质量和生产能力。

6. ENSURE TO PROVIDE WITH ALL THE TECHINICAL DESIGN/CONSTRUCTIONS/EQUIPMENTS, ENGNEERING DESIGN FOR THE CONSTRUCTION AND POWER GENERATIONS FOR THE BIOMASS ENERGY PROJECTS.

7、负责现场施工、设备安装、调试以及试生产。

ENSURE FOR THE CONSTRUCTIONS, EQUIPMENTS , ADJUSTMENTS AND OPERATION AND POWER GENERATIONS.

8、负责招募合格的员工，保证该电厂的设备正常运转及所有运行设备的维修维护。当该厂投入正常运营时，乙方将保证该厂拥有一支合格高素质的员工队伍。

7. ENSURE FOR THE HIRE PROFESSIONAL EMPLOYEE TEAM, AND ENSURE FOR THE FORMAL OPERATIONS AND MAINTANENCE AND PROTECTIONS. ENSURE TO HAVE HIGHER QUALITY EMPLOYEE TEAM.

9、承担该厂所有的水、电、气费用及通讯费用。

RESPONSIBLE FOR THE BIOMASS ENERGY POWER PLANT/PROJECTS: THE COST OF WATER SUPPLY, ELECTRICITY SUPPLY, GAS SUPPLY AND COMMUNICATION SUPPLY

10、乙方对其缴纳的出资额和对乙方的债务承担责任，享得利润、承担风险及亏损。

10. PARTY B WILL PROVIDE INVESTMENT FOR THE CONSTRUCTION THE BIOMASS ENERGY PROJECT. TAKE THE RESONSIBILITIES FOR ITS OWN DEBTS/RISKS/LOSS.

12、在项目用地范围内，建设与该项目有关的其他项目。IN THE LANDS PROVIDED BY PARTY A TO CONSTRUCT ONLY RELATED TO THE BIOMASS ENERGY PROJECTS FACILITIES.

五、本协议书未尽事宜，甲乙双方签订补充协议，具有同等法律效力。IF THERE IS ANY NO-DETERMINED TERMS IN THIS AGREEMENT, BOTH PARTY AGREE TO SIGN/EXECUTE FURTHER AGREEMENTS, ALL WILL HAVE LEGAL RIGHTS/LEGALLY EFFECTIVE.

六、本协议书一式六份，甲、乙双方各执三份。THIS AGREEMENT HAVE 6 ORIGINAL COPIES: EACH PARTY HAVE 3 ORIGINAL COPIES.

甲方： 中国安徽省太湖县人民政府 PARTY A: CHINA ANHUI TAIHU GOVERNMENT	乙方： 美国中华电力有限公司 (CHINA POWER INC) PARTY B: CHINA POWER, INC. (USA)
代表签字： EXECUTIVE GOVERNOR SIGNED/SEALED	代表签字： AUTHORIZED SIGNED/SEALED
	日期：2007 年 10 月 28 日 DATE: OCT28 2007